Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

clopez@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-8355	facsimile:	(713) 651-5246
October 30, 2006
VIA EDGAR TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Harvest Natural Resources, Inc.
Preliminary Proxy Statement filed September 22, 2006 by Harvest Natural
Resources, Inc.
File Number: 01-10762
Dear Mr. Schwall:
     We have the following responses to the comments of the staff of the Securities and Exchange Commission contained in your letter dated October 23, 2006 to Mr. James E. Edmiston, President and Chief Executive Officer of Harvest Natural Resources, Inc. (the “Company”) with respect to the above referenced filing. The responses to the staff’s comments are based upon information provided to us by or on behalf of the Company.
1. We note your disclosure of “...105 million Boe of unrisked probable and possible reserves.” Please amend your document to disclose these unrisked, unproved reserve volumes and their associated cash flow projections only separately by category. Alternatively, you may apply the appropriate (disclosed) risk factors to each category, then arithmetically aggregate the risked volumes and cash flows. This applies to all other instances – e.g. page 19 – in your document where you have combined unrisked reserve volumes of different categories. You may contact us for assistance in this or any other matter.
RESPONSE:
     As discussed with Mr. Ronald Winfrey, Petroleum Engineer, and as reflected in the amendment to the Proxy Statement, we have made changes to the following pages in response to your comment: 13, 20, 22, 23, and 25.

H. Roger Schwall
October 30, 2006

Closing Comment
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all fact related to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
RESPONSE:
          We enclose a written statement from the Company containing the acknowledgements specified in the staff’s Closing Comment.
          Please do not hesitate to contact the undersigned at (713) 651-8355 or Harva R. Dockery at (214) 855-8369 if you have any questions or comments.
Sincerely yours,
/s/ Celina A. Lopez
Celina A. Lopez
Enclosures

Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077
October 30, 2006
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harvest Natural Resources, Inc.
Preliminary Proxy Statement filed September 22, 2006 by Harvest Natural Resources, Inc.
File Number: 01-10762
Ladies and Gentlemen:
          In connection with the filing by Harvest Natural Resources, Inc. (the “Company”) of a response to comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated October 23, 2006, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you require additional information, please call the undersigned at (281) 899-5700. Thank you.

Harvest Natural Resources, Inc.

/s/ James A. Edmiston

James A. Edmiston
President and Chief Executive Officer